JEFFREY ROBERT VETTER	October 5, 2012	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR WERE OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR. THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Edwin Kim, Attorney-Advisor David Edgar, Staff Accountant Patrick Gilmore, Accounting Branch Chief

Re:	Workday, Inc. Registration Statement on Form S-1 Filed August 30, 2012 File No. 333-18360

Ladies and Gentlemen:

On behalf of Workday, Inc. (the “Company”), we are responding to the comments of the staff of the Commission (the “Staff”) contained in the letter dated October 4, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Risk Factors, page 11

1.	We note your disclosure on page 92 that you may elect in the future to avail yourself of the controlled company exemption of the corporate governance requirements of the New York Stock Exchange. Please advise us whether a risk factor is appropriate to discuss the potential effect of this exemption on your public shareholders.

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United States Securities and Exchange Commission

Division of Corporation Finance

October 5, 2012

The Company will revise the disclosure in a pre-effective amendment to revise the last sentence of the last paragraph of the section entitled “Management—Board of Directors” to read as follows:

“The Company does not intend to avail itself of the controlled company exemption for the foreseeable future.”

Because the Company has clarified that it does not intend to avail itself of this exemption for the foreseeable future, it does not believe an additional risk factor is necessary for potential investors in the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Share-Based Compensation

Common Stock Valuations, page 58

2.	We have reviewed your response to prior comment 1 in your letter dated October 1, 2012 and October 2, 2012 related to the increase in the fair value of your common stock. Please provide us with additional detail to explain the significant increase in the fair value of your common stock from May and June 2012 to the midpoint of the estimated IPO price range. In this regard, please address the following:

•

We note from your response that the financial forecasts provided to the underwriters were “substantially similar” as those used for your July 31, 2012 valuation. Please explain the difference(s) between the two financial forecasts;

The Company advises the Staff the revenue and cost and expenses forecasts were differed in each forecast. The revenue forecasts for each of fiscal years 2013 and 2014 utilized in the July 31, 2012 valuation were within 1% of the revenue forecasts for those periods provided to the underwriters. Additionally, the Company advises the Staff that the forecasts for costs and expenses utilized in the July 31, 2012 valuation were also within 1% of the forecasts provided to its underwriters for both 2013 and 2014. The primary reason for these minor differences in the forecasts was a subsequent refinement of the revenue and margin trends for the Company’s Professional Services offerings.

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United States Securities and Exchange Commission

Division of Corporation Finance

October 5, 2012

The Company advises the Staff that the cash flow forecasts for fiscal years 2013 and 2014 were approximately $22 million and $12 million higher (although the Company was still forecasting substantial negative cash outflows for these periods), respectively, in the forecasts utilized for the July 31, 2012 valuation as compared to the forecasts provided to the underwriters. The primary reason for the difference in the forecasts was a subsequent assessment of recent trends in the amount invoiced at the time of new contract execution relative to the total contract value of multi-year arrangements. As stated in the prospectus, the Company has recently de-emphasized its prior practice of incenting multi-year cash payments and, therefore, the cash received upon contract execution is declining from previous levels.

•

Please tell us your basis in determining that a 50% weighting to each of the last 12 months revenue and the future 12 months was appropriate under the market approach for your July 31, 2012 valuation. Please also tell us the weighting applied to the last 12 months revenue and the future 12 months for your May 1, 2012 valuation;

For both the June 30 and July 31, 2012 valuations, a 50% weighting of the value indications from the last twelve months’ and future twelve months’ revenue multiples was used as the Company believes it was appropriate to capture the value of the Company based on both historical and future metrics. Given the uncertainty about future revenue growth, the Company believes it would be inappropriate to only consider future twelve months’ revenue multiples, however, as revenue is projected to significantly increase, the Company also believes it would be inappropriate to only consider the last twelve months’ revenue multiples. As such, an equal weighting was placed on the two indications of value. The Company also advises the Staff that a 50% weighting was used for the May 1, 2012 valuation. This weighting has been used consistently in the Company’s historic valuations, and to the Company’s knowledge, Duff & Phelps employed its standard valuation analyses for companies similar to the Company.

•

Please tell us your basis for using a discount rate of 30% and 32.5% for your July 31, 2012 and May 1, 2012 valuations, respectively. Please also tell us the discount rates the underwriters used in determining the estimated IPO price range;

The 30% and 32.5% discount rates were chosen based on a review of venture capital rates of return studies (as outlined in the AICPA guide on the Valuation of Privately-Held-Company Equity Securities Issued as Compensation) and the Company’s stage of development. The Company believes a reasonable rate of return could range from 25%-50% as the Company displays characteristics of both a second stage/expansion company (30%-50% VC discount rate) and a bridge stage/IPO company (25%-35% VC

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United States Securities and Exchange Commission

Division of Corporation Finance

October 5, 2012

discount rate). For example, the Company has yet to achieve profitability and is projecting significant operating losses through 2014. However, because the Company is nearing an IPO, the Company moved to a lower discount rate after the May valuation, and notes that the 30% rate is still within the accepted range of rates for companies of similar stages. The underwriters assumed an already public company as opposed to an investment stage private company. The Company advises the Staff that the underwriters used a range of discount rates of approximately [***] to [***]%.

•

Please tell us your basis for using an exit multiple of 3.5 for your July 31, 2012 valuation. Please also provide us with the exit multiples the underwriters used in determining the estimated IPO price range;

The Company advises the Staff that the 3.5x exit multiple used in the income approach was determined by adjusting downward the future twelve months’ market multiple of 5.5x that was referenced in the Company’s response letter dated August 30, 2012. The primary factors considered when adjusting this market multiple downward to the 3.5x exit multiple were:

•

The multiple was applied to projected 2014 revenue, which is representative of a larger, more mature, lower growth revenue company that is still not projecting operating profit, unlike most of the comparable companies. Therefore the exit multiple was adjusted downward to reflect additional risk associated with achieving a positive operating profit.

•

The multiple was being applied to forecasted revenue measured on a cash basis, whereas the multiples calculated in the market approach are based on GAAP revenues. Market multiples (from publicly traded companies) based on GAAP revenues will typically be higher for companies using the software-as-a-service model like the Company (as GAAP revenue is recognized over time rather than immediately, resulting in a lower denominator in the market multiple calculation) than those based on cash revenues and as such, the Company believes a downward adjustment was appropriate to avoid over stating value.

The Company has been advised by the underwriters that they did not use exit multiples to drive their analyses, but rather used terminal growth rates, as terminal growth rates are often used in discounted cash flow analyses for valuing high growth companies. This was possible because the underwriters’ utilized longer-term forecasts that yielded positive cash flows upon which a terminal cash flow growth rate could be applied. However, although no exit multiples were calculated, the Company believes that any implied exit multiples would be higher.

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United States Securities and Exchange Commission

Division of Corporation Finance

October 5, 2012

•	Please tell us how the underwriters weighted the income and market approaches in their determination of the estimate IPO price range;

The Company advises the Staff that the underwriters did not specifically use an income or market approach. Rather the underwriters used a variety of discounted cash flow analyses, reviewed financial and trading metrics of companies they believed to be comparable to the Company to arrive at ranges of potential values considered in determining the initial public offering price range.

•

We note the release of Workday 17 had not yet been launched as of the July 31, 2012 valuation date. Please tell us when Workday 17 was launched and clarify how product development and market acceptance is factored into your valuations. In this regard, please clarify whether the growth in the value of the contracts entered into in the third quarter of fiscal 2013 was factored into any of the company’s valuations; and

The Company advises the Staff that Workday 17 was launched beginning approximately August 20, 2012. However, the Company did not specifically factor this in its valuation as of July 31. In addition, the underwriters did not assign any mathematical weighting to this event in their analyses, but rather the Company believes the event was an example of the overall positive momentum that the Company was experiencing in its business subsequent to July 31. Similarly, the growth in contract value was not factored into the July 31 valuation by the Company and the Company was advised that the underwriters did not assign any specific mathematical weight to this in their analysis but rather the Company believes it helped provide an additional level of comfort as to the Company’s ability to execute on its business plan. The Company was advised that these positive developments may have been indirectly factored into the underwriters’ valuation recommendations, as they may have factored those positive developments into the various assumptions used, but it was advised that there was no direct specifically quantifiable effect from these items.

•

Please provide us with any additional information that you believe would be useful in helping us understand the reason for the difference in fair value of your common stock from May and July 2012 to August 2012.

The Company advises the Staff that the purpose of its historic valuation analyses was to determine the fair market value for the purpose of granting equity awards to its employees. The Company has historically had a practice of performing valuation analyses of its common stock on a regular basis and retained the services of Duff & Phelps, a highly reputable and nationally recognized valuation firm to assist it in valuing its common stock. The Company believes that the methodologies used for these valuations and underlying assumptions were appropriate based on the information available to it as of those dates.

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United States Securities and Exchange Commission

Division of Corporation Finance

October 5, 2012

Further, starting in May 2012, the state of the IPO market was uncertain, particularly following the Facebook initial public offering. No major technology company completed an initial public offering until late June 2012, when ServiceNow completed its initial public offering and in late July 2012, when Palo Alto Networks completed its initial public offering. The overall decline in the initial public offering market was noted in the press (the Company is supplementally providing examples of these articles). This market uncertainty that existed in the summer of 2012 made it difficult to predict with certainty whether an initial public offering could be successfully executed. Accordingly, the Company believes it was appropriate and reasonable to continue to rely on the valuation methodologies it had historically utilized. Furthermore, the Company did not make its decision to publicly file its registration statement until late August and did not determine to proceed with a road show until mid September.

Conversely, the proposed initial public offering price range was determined at a time where the market had substantially improved, was based on different comparable companies with substantially higher trading multiples and took into account longer financial projection periods.

The Company also advises the Staff that it considered using a straight line calculation from July 31 to September 17 to assess the fair value of grants subsequent to July 31. Using a straight line calculation, the values on each of the grants would have been as follows: $11.03 as of August 8, 2012; $15.62 as of August 28, 2012; $18.14 as of September 8, 2012; and $18.60 as of September 10, 2012. This approach was considered somewhat arbitrary and the Company believed it was a more objective approach to use the midpoint of the proposed initial public offering price range and therefore had initially assessed the fair value of the common stock on these dates using $22.50 per share, the midpoint of the proposed initial public offering price range, due to the proximity of the proposed initial public offering.

3.	We refer you to your response to prior comment 4 in our letter dated August 22, 2012. In relation to your schedule of the multiples of trailing 12 months and future 12 months, please address the following:

(a) Please clarify why the future 12 months multiples were lower than the trailing 12 months multiples; and

The Company advises the Staff that it defines the future twelve months’ multiple as the market value of invested capital (MVIC) divided by expected next twelve months revenue. The trailing twelve months’ multiple is defined as MVIC divided by the last twelve months revenue. As both numerators are the same in each calculation, yet future twelve months’ revenue are generally greater than trailing twelve months’ revenue (assuming revenue grows over time, as was the case for all identified comparable companies), it is expected that companies have higher trailing twelve months’ multiples than future twelve months’ multiples since MVIC is divided by a lesser denominator.

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United States Securities and Exchange Commission

Division of Corporation Finance

October 5, 2012

(b) Please tell us how the exit multiple of 3.5 relates to the trailing 12 month multiples and the future 12 month multiples.

The Company advises the Staff that the 3.5 exit multiple was used in its income approach. This multiple differs for several reasons from the trailing and future twelve months’ multiples utilized in its market approach. First, the period of measurement is different. The 3.5 multiple was applied to fiscal 2014 revenue, rather than to either of the trailing or future twelve months from July 31, 2012. As described in the response to Comment 3(a) above, it is reasonable to expect differing multiples for differing measurement periods. Second, the income approach utilizes a revenue forecast measured on a cash-basis, as is appropriate for a discounted cash flow analysis, while the market multiples based on GAAP revenues (as utilized for comparable companies in the market approach). Cash revenues are typically higher than GAAP revenues, since subscription-based revenue is recognized over time rather than immediately, resulting in a lower denominator in the market multiple calculation. Third, the Company’s levels of operating loss during the forecast period are high in absolute terms and in comparison to the comparable companies utilized in the market approach. All else equal, these lower levels of profitability may reasonably be inferred to yield a lower exit multiple.

*******

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey Vetter

Jeffrey Vetter

cc:	Mark S. Peek, Chief Financial Officer

James P. Shaughnessy, Esq., General Counsel

Melanie D. Vinson, Esq., Corporate Counsel

Workday, Inc.

Gordon K. Davidson, Esq.

Niki Fang, Esq.

Fenwick & West LLP

Andrew Cotton

Darcy Lopes

Ernst & Young LLP

Brooks Stough, Esq.

David W. Van Horne, Jr., Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

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